November 9, 2022

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington DC 20549

Re:VV Markets LLC

Offering Statement on Form 1-A

Post-qualification Amendment No. 8

Filed October 21, 2022

File No. 024-11306

Ladies and Gentlemen:

We acknowledge receipt of the comments in the letter dated November 4, 2022 from the staff of the Division of Corporate Finance - Office of Trade & Services (the “Staff”) regarding the Offering Statement of VV Markets LLC (the “Company”), which we have set out below, together with our responses.

Post-qualification Amendment No. 8 Filed October 21, 2022

General

1.We note your amended disclosure in response to comment 1, including that compensation in the form of the Sourcing Fee may be up to 40% of the gross offering proceeds of each underlying asset. We further note that the amount of the Sourcing Fee will generally be set based on the level of difficulty and costs related to sourcing the underlying assets. For example, we note that the Sourcing Fee for Series VV-BOW50 is approximately 68% of the cost of the underlying asset. On a per series basis, please explain the level of difficulty and costs associated with sourcing each asset, which results in each Sourcing Fee. Also, please clarify whether the manager may accept the True-up Fee, but waive the embedded Sourcing Fee. In addition, where you describe the fees as a "Sourcing Fee or a True Up Fee," please revise to remove the suggestion that the manager receives one fee or the other, but not both.

In response to the Staff’s comment, the Company has revised its disclosure in the offering circular to explain, on a per series basis, the factors resulting in the determination of the Sourcing Fee applicable to those series. The Company notes that it has revised its disclosure to clarify that the costs associated with sourcing each asset are not a determining factor in the size of the Sourcing Fee applied to a particular series offering.

Additionally, the Company has revised disclosure throughout the offering circular to remove the suggestion that the manager receives either a Sourcing Fee or True-Up Fee, but not both.

Thank you again for the opportunity to respond to your questions to the offering statement of VV Markets LLC. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc: Nick King

Chief Executive Officer and Director of VinVesto, Inc., the Manager of the Company